November 17, 2011

James O’Connor

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          The Boston Trust & Walden Funds:  File Nos. 33-44964 and 811-06526

Dear Mr. O’Connor:

On September 8, 2011, The Boston Trust & Walden Funds (formerly, The Coventry Group) (the “Trust’), filed Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A to register the Boston Trust SMID Cap Fund and Walden SMID Cap Innovations Fund (the “Funds”), each a new series of the Trust.  On October 17, 2011 you provided comments.  The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to your comments, except as indicated below.  For your convenience, I have summarized certain of your comments.

1.                                       Comment.  Under “Investment Goals” for each of the Funds, we suggest deleting the defined term “mid” and replacing it with “SMID”).

Response.  The term “mid” is intended to be used in place of “middle” when referring to middle capitalization companies.  It is not intended as a defined term of the combination of small and middle capitalization companies.

2.                                       Comment.  We note that another footnote could be added to describe the lack of correlation between total fund operating expenses and the ratio of expenses to average net assets in Item 13 disclosure.  See Instruction 3(f)(vii) to Item 3.

Response.  The Funds have not yet commenced operations and the prospectus does not include the financial highlights required by Item 13.  However, the Trust has added a footnote to the fee table for each Fund indicating that Acquired Fund Fees and Expenses have been estimated for the Fund’s current fiscal year.

3.                                       Comment.  Confirm to us that the board does not expect to terminate the agreement before December 31, 2012.

Response.  The Trust confirms that the Board of Directors does not intend to terminate the expense limitation agreement prior to December 32, 2012.

4.                                       Comment.  Also, delete the phrase “upon termination of the Investment Management Agreement” at the end of footnote 2 to each Fund’s fee table.

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	691744.1

Response.  The language in footnote 2 has not been deleted because it is an accurate statement.  If the Investment Management Agreement is terminated and the adviser is no longer providing advisory services to the Funds, it is not obligated to limit the expenses of the Funds.

5.                                       Comment.  Confirm to us that the effect of the waiver agreement is shown only for the first year for each Fund.

Response.  The Trust confirms that the expense limitation agreement is reflected only in the first year of the Example

6.                                       Comment.  Delete “equity securities, such as” under “Principal Investment Strategies” for each Fund.  Also, the Item 9 disclosure lists convertible securities, warrants and rights as principal investment strategies.  If the Fund will invest in any other kinds of securities or in derivatives as part of its principal investment strategy, please identify them here.

Response.  The phrase ‘equity securities” has not been deleted.  Also, convertible securities, warrants and rights as principal investment strategies have not been added to this section.  Rather, the disclosure in the response to Item 9 has been amended to indicate that investments in these types of securities are not a principal strategy of the Funds.

7.                                       Comment.  Please disclose whether there is any limit on the Adviser’s ability to invest in foreign and emerging market companies or whether the Adviser has complete discretion to so invest.  How much does the Adviser intend to invest in such companies?

Response.  The current disclosure states that the fund may invest in domestic and foreign small and mid cap companies, which indicates that there is no limit on the extent to which the fund is permitted to invest in either type of security.  The Trust, however, has revised the last sentence in the “Principal Investment Strategies” section to state that “The Fund may invest in companies in emerging markets”.

8.                                       Comment.  Delete “certain amount of risk” from the first sentence under “Principal Investment Risk”.

Response.  The Trust does not believe that the statement impends understanding of the discussion of risks following the statement and the language has not been deleted.

9.                                       Comment.  We suggest that the highlighted warning be put on the cover.  The Fund has the name of a bank in its name and is offered by a bank affiliate.  Fund shares are likely to be sold to customers or trust clients of the bank and it should be made clear to them up front that there is no FDIC insurance.

Response.  Form N-1A does not require that this disclosure appear on the cover and, in fact, specifically provides that it be disclosed in the “Principal Investment Risks” section.

10.                                 Comment.  For both Funds, please expand the disclosure with respect to the risks of investing in small-cap companies.  (For example, smaller companies have less diverse product lines, less depth of management, less access to capital, etc.)  I suggest that the risks of investing in small and mid cap companies be defined separately.

Response.  The disclosure has been expanded as requested.  However, the risks of investing in small and mid cap companies have not disclosed separately because the risks are substantially the same.

11.                                 Comment.  Instead of a general discussion of equity risk, we believe that it is sufficiently important that the risks of each of the “equity securities” in which the Fund will invest should be disclosed separately i.e., common, preferred, warrants, rights.  We note that the risks of convertible securities are separately discussed below.

Response.  The Trust has retained the disclosure regarding the risks of equity securities, but has added risks of preferred stock, which includes interest rate risk.

12.                                 Comment.  I suggest that this section (Small to Mid Cap Risk) be two separate risks.

Response.  Please see the response to Comment No. 11.

13.                                 Comment.  Please state that the obligations of the sellers under the repurchase agreements entered into by the Fund will be “collateralized fully” as that term is defined in Rule 5b-3(c)(1) under the 1940 Act.

Response.  Repurchase agreements are required to be “collateralized fully” as that term is defined in Rule 5b-3(c)(1) under the Investment Company Act of 1940 only if a fund intends the acquisition of the repurchase agreement to be deemed the acquisition of the underlying security.  While the Trust intends to rely on Rule 5b-3 in most situations, it may also on occasion take as collateral instruments other than those listed in rule 5b-3.  As a result, the Trust has declined to make the requested change.

14.                                 Comment.  Clarify whether the Fund intends to borrow for leveraging.  The disclosure is confusing because the 300% asset coverage requirement of Section 18(f)(1) is not applicable to borrowings for temporary purposes from a bank or other person with a 5% limit.  See Section 18(g).  If the fund does intend to borrow for leveraging, please disclose the continuing nature of the coverage required by Section 18(f)(1).

Response.  The comment relates to a fundamental policy applicable to all the funds in the Trust and cannot be changed without a shareholder vote.

15.                                 Comment.  See Instruction 4 to Item 9(b)(1) of Form N-1A.

Response.  The comment relates to a fundamental policy applicable to all the funds in the Trust and cannot be changed without a shareholder vote.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.                                       The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.                                       Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.                                       Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.                                       The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3297.

Best regards,

/s/ Michael V. Wible

Michael V. Wible

cc:	Lucia Santini (via email)
Sarah Kelly (via email)
Jennifer Hankins (via email)
Curtis Barnes (via email)